SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

____________________

FAIRMONT HOTELS & RESORTS INC.

(Name of Subject Company)

____________________

FAIRMONT HOTELS & RESORTS INC.

(Name of Person(s) Filing Statement)

____________________

Common Shares, without nominal or par value (including the associated Rights to purchase Common Shares)

(Title of Class of Securities)

____________________

305204109

(CUSIP Number of Class of Securities)

____________________

Terence P. Badour, Esq.

Executive Vice President, Law and Administration

Fairmont Hotels & Resorts Inc.

Canadian Pacific Tower, Ste 1600

100 Wellington Street W.

Toronto, Ontario M5K 1B7

Canada

(416) 874-2600

(Name, Address and Telephone Number of Person authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

____________________

With copies to:

G. Blair Cowper-Smith, Esq. Philip C. Moore, Esq. McCarthy Tétrault LLP Toronto, Dominion Bank Tower, Suite 4700 Toronto, Ontario M5K 1E6 Canada (416) 362-1812	Morris J. Kramer, Esq. David J. Friedman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairmont Hotels & Resorts Inc. ("Fairmont") with the Securities and Exchange Commission on December 22, 2005, as amended by Amendment No. 1 to Schedule 14D-9 filed by Fairmont with the Commission on December 23, 2005, Amendment No. 2 to Schedule 14D-9 filed by Fairmont with the Commission on January 6, 2006 and Amendment No. 3 to Schedule 14D-9 filed by Fairmont with the Commission on January 19, 2006 (as amended, the "Statement") relating to the tender offer by Icahn Partners LP and Icahn Partners Master Fund LP (collectively, the "Offeror") disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") initially filed by Offeror with the Securities and Exchange Commission (the "Commission") on December 9, 2005, to purchase up to 29,648,400 Common Shares of Fairmont at a purchase price of $40.00 per Common Share (the "Offer Price").

Item 7. Purposes of the Transaction and Plans or Proposals

Item 7 is hereby amended and supplemented as follows:

On January 30, 2006, Fairmont announced that it has entered into an Acquisition Agreement (the "Acquisition Agreement") with 3128012 Nova Scotia Limited (the “Purchaser”), a company owned by affiliates of Kingdom Hotels International and Colony Capital, LLC, pursuant to which Purchaser will acquire all of the outstanding Fairmont Shares for a purchase price of $45.00 per share in cash. The transaction, which is structured as a plan of arrangement under Canadian law, is subject to shareholder approval, as well as other customary conditions, including regulatory and court approval. The foregoing description of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, the full text of which is attached hereto as Exhibit (a)(13) and incorporated by reference. A copy of the press release announcing entry into the Acquisition Agreement is attached hereto as Exhibit (a)(14) and incorporated by reference.

Item 9. Exhibits.

Item 9 is amended and supplemented by adding thereto:

(a)(13) Acquisition Agreement dated January 29, 2006

(a)(14) Press release dated January 30, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAIRMONT HOTELS & RESORTS INC.

By:	/s/ Terence P. Badour

Name:	Terence P. Badour
Title:	Executive Vice President, Law and Administration

Date: January 30, 2006

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(13)	Acquisition Agreement dated January 29, 2006
(a)(14)	Press release dated January 30, 2006